Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2017 and 2016

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2017 (Unaudited)		December 31, 2016 (Audited)		March 31, 2016 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$38,006	9	$31,100	7	$34,545	8
Financial assets at fair value through profit or loss	—	—	—	—	9	—
Hedging derivative financial assets	—	—	—	—	2	—
Held-to-maturity financial assets	1,290	—	2,140	—	2,729	—
Trade notes and accounts receivable, net	28,187	6	31,022	7	27,894	6
Receivables from related parties	31	—	14	—	35	—
Inventories	8,369	2	7,423	2	6,911	2
Prepayments	5,209	1	2,978	1	6,083	1
Other current monetary assets	4,710	1	4,821	1	3,373	1
Other current assets	1,825	—	2,122	—	2,530	—

Total current assets	87,627	19	81,620	18	84,111	18

NONCURRENT ASSETS
Available-for-sale financial assets	5,088	1	4,764	1	5,393	1
Held-to-maturity financial assets	—	—	—	—	1,290	—
Investments accounted for using equity method	2,470	1	2,386	1	2,938	1
Property, plant and equipment	285,915	64	291,170	65	291,630	64
Investment properties	8,109	2	8,115	2	7,898	2
Intangible assets	46,498	10	47,353	11	49,703	11
Deferred income tax assets	2,343	1	2,322	—	1,041	—
Net defined benefit assets	1,171	—	919	—	3,038	1
Prepayments	3,910	1	3,241	1	3,505	1
Other noncurrent assets	5,055	1	5,025	1	5,414	1

Total noncurrent assets	360,559	81	365,295	82	371,850	82

TOTAL	$448,186	100	$446,915	100	$455,961	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$439	—	$138	—	$70	—
Financial liabilities at fair value through profit or loss	4	—	1	—	2	—
Hedging derivative financial liabilities	1	—	1	—	—	—
Trade notes and accounts payable	12,881	3	18,810	5	13,728	3
Payables to related parties	398	—	762	—	392	—
Current tax liabilities	9,439	2	6,522	1	11,196	3
Other payables	21,885	5	26,418	—	23,623	5
Provisions	123	—	119	6	143	—
Advance receipts	9,253	2	10,059	—	9,157	2
Current portion of long-term loans	—	—	—	3	4	—
Other current liabilities	1,233	—	1,330	—	1,373	—

Total current liabilities	55,656	12	64,160	15	59,688	13

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,646	—
Deferred income taxes liabilities	1,498	—	1,464	—	662	—
Provisions	67	—	66	—	59	—
Customers’ deposits	4,539	1	4,610	1	4,551	1
Net defined benefit liabilities	1,546	—	1,537	—	1,361	—
Deferred revenue	3,605	1	3,546	1	3,532	1
Other noncurrent liabilities	3,790	1	3,004	1	3,361	1

Total noncurrent liabilities	16,645	3	15,827	3	15,172	3

Total liabilities	72,301	15	79,987	18	74,860	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17
Additional paid-in capital	147,180	33	147,180	33	147,180	32
Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	17
Special reserve	2,676	1	2,676	1	2,676	1
Unappropriated earnings	64,284	15	55,657	13	69,923	16

Total retained earnings	144,534	33	135,907	31	150,173	34

Other adjustments	133	—	(5)	—	70	—

Total equity attributable to stockholders of the parent	369,421	83	360,656	81	374,997	83

NONCONTROLLING INTERESTS	6,464	2	6,272	1	6,104	1

Total equity	375,885	85	366,928	82	381,101	84

TOTAL	$448,186	100	$446,915	100	$455,961	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2017		2016
	Amount	%	Amount	%
REVENUES	$54,533	100	$56,944	100

OPERATING COSTS	34,621	63	35,106	62

GROSS PROFIT	19,912	37	21,838	38

OPERATING EXPENSES
Marketing	6,282	12	5,996	11
General and administrative	1,164	2	1,151	2
Research and development	921	1	902	2

Total operating expenses	8,367	15	8,049	15

OTHER INCOME AND EXPENSES	(12)	—	(6)	—

INCOME FROM OPERATIONS	11,533	22	13,783	23

NON-OPERATING INCOME AND EXPENSES
Interest income	44	—	49	—
Other income	60	—	365	1
Other gains and losses	44	—	4	—
Interest expenses	(6)	—	(5)	—
Share of the profits of associates and joint ventures accounted for using equity method	118	—	81	—

Total non-operating income and expenses	260	—	494	1

INCOME BEFORE INCOME TAX	11,793	22	14,277	24

INCOME TAX EXPENSE	2,939	6	3,571	6

NET INCOME	8,854	16	10,706	18

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(214)	—	(83)	—
Unrealized gain (loss) on available-for-sale financial assets	327	—	(124)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2017		2016
	Amount	%	Amount	%
Cash flow hedges	$(1)	—	$1	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	(3)	—	(1)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	1	—	(1)	—

	110	—	(208)	—

Total other comprehensive income (loss), net of income tax	110	—	(208)	—

TOTAL COMPREHENSIVE INCOME	$8,964	16	$10,498	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,627	16	$10,475	18
Noncontrolling interests	227	—	231	—

	$8,854	16	$10,706	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,765	16	$10,276	18
Noncontrolling interests	199	—	222	—

	$8,964	16	$10,498	18

EARNINGS PER SHARE
Basic	$1.11		$1.35

Diluted	$1.11		$1.35

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings						Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83

Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175

Net income for the three months ended March 31, 2016	—	—	—	—	10,475	10,475	—	—	—	—	10,475	231	10,706

Other comprehensive income (loss) for the three months ended March 31, 2016	—	—	—	—	—	—	(74)	(126)	1	(199)	(199)	(9)	(208)

Total comprehensive income (loss) for the three months ended March 31, 2016	—	—	—	—	10,475	10,475	(74)	(126)	1	(199)	10,276	222	10,498

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	6	6

BALANCE, MARCH 31, 2016	$77,574	$147,180	$77,574	$2,676	$69,923	$150,173	$103	$(35)	$2	$70	$374,997	$6,104	$381,101

BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$(5)	$360,656	$6,272	$366,928

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(11)	(11)

Net income for the three months ended March 31, 2017	—	—	—	—	8,627	8,627	—	—	—	—	8,627	227	8,854

Other comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	—	—	(189)	328	(1)	138	138	(28)	110

Total comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	8,627	8,627	(189)	328	(1)	138	8,765	199	8,964

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	4	4

BALANCE, MARCH 31, 2017	$77,574	$147,180	$77,574	$2,676	$64,284	$144,534	$(143)	$277	$(1)	$133	$369,421	$6,464	$375,885

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$11,793	$14,277
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,176	7,345
Amortization	903	782
Provision for doubtful accounts	303	117
Interest expenses	6	5
Interest income	(44)	(49)
Dividend income	—	—
Compensation cost of share-based payment transactions	4	6
Share of the profits of associates and joint ventures accounted for using equity method	(118)	(81)
Provision for inventory and obsolescence	13	104
Gain on disposal of financial instruments	(1)	—
Loss on disposal of property, plant and equipment	12	6
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	3	(7)
Loss (gain) on foreign exchange, net	(26)	4
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—
Trade notes and accounts receivable	2,603	(1,087)
Receivables from related parties	(18)	7
Inventories	(959)	1,765
Prepayments	(2,900)	(3,307)
Other current monetary assets	120	(185)
Other current assets	297	(195)
Increase (decrease) in:
Trade notes and accounts payable	(5,924)	(2,565)
Payables to related parties	(364)	(219)
Other payables	(1,945)	(1,086)
Provisions	5	(46)
Advance receipts	(11)	(222)
Other current liabilities	(82)	(1)
Deferred revenue	59	(83)
Net defined benefit plans	(243)	(8,775)

Cash generated from operations	10,662	6,510
Interest paid	(6)	(5)
Income tax paid	(8)	(15)

Net cash provided by operating activities	10,648	6,490

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	$(2,188)	$(1,600)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	2,147	1,713
Proceeds from disposal of held-to-maturity financial assets	850	—
Acquisition of available-for-sale financial assets	—	(6)
Proceeds from disposal of available-for-sale financial assets	2	—
Acquisition of property, plant and equipment	(4,612)	(3,385)
Proceeds from disposal of property, plant and equipment	1	4
Acquisition of intangible assets	(48)	(39)
Decrease (increase) in other noncurrent assets	(85)	169
Interest received	54	49
Cash dividends received	—	—

Net cash used in investing activities	(3,879)	(3,095)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	2,259	—
Repayment of short-term loans	(1,958)	(40)
Repayment of long-term loans	—	(100)
Decrease in customers’ deposits	(86)	(303)
Increase (decrease) in other noncurrent liabilities	(8)	75
Partial disposal of interests in subsidiaries without losing control	—	84
Change in other noncontrolling interests	—	1,176

Net cash provided by financial activities	207	892

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(70)	(13)

NET INCREASE IN CASH AND CASH EQUIVALENTS	6,906	4,274

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,100	30,271

CASH AND CASH EQUIVALENTS, END OF PERIOD	$38,006	$34,545

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2017 and 2016

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2017 and 2016, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2017 and 2016 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.